

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Sanjeev Goel
Chief Executive Officer
Cartica Acquisition Corp
1775 I Street NW, Suite 910
Washington, D.C. 20006

>   **Re: Cartica Acquisition Corp**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 4, 2021**
>   **CIK No. 0001848437**

Dear Mr. Goel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 4, 2021

Summary
Founder shares, page 16

1.   Please revise your disclosure here and elsewhere as appropriate to disclose the percentage of public shareholders that would need to vote in favor of the transaction if all forward purchase shares have been purchased at the time of the vote.

Part II
Item 16. Exhibits and Financial Statement Schedules
Exhibit Index, page II-3

2.   Please file the "Administrative Support Agreement" between you and your sponsor as an exhibit.

General

3.   We note your statement on page 31 that there will be "no finder's fees, reimbursements or cash payments" made by you to your sponsor, directors or officers, or any of their affiliates other than what appears in the bullet points on page 31. Please revise to clarify how you distinguish between activities traditionally compensated as finders fees from the reimbursement in the carve-out bullet point for "identifying, investigating, negotiating and completing an initial business combination." Please also clarify whether any material private placement advisory services or other material fees associated with the initial business combination fall under the introductory statement or the exceptions in the bullet points.

 Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Trade & Services

cc: Richard Baumann